SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Baarerstrasse 14
CH-6300 Zug
Switzerland
+41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

This report comprises information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K

Director/Person Discharging Managerial Responsibility(“PDMR”) Notification of Transactions

Zoran Bogdanovic

(24 June 2013)

Director/PDMR Notification of Transactions

John Brady

(24 June 2013)

Director/PDMR Notification of Transactions

Alain Brouhard

(24 June 2013)

Director/PDMR Notification of Transactions

Kleon Giavassoglou

(24 June 2013)

Director/PDMR Notification of Transactions

Jan Gustavsson

(24 June 2013)

Director/PDMR Notification of Transactions

Michalis Imellos

(24 June 2013)

Director/PDMR Notification of Transactions

Naya Kalogeraki

(24 June 2013)

Director/PDMR Notification of Transactions

Dimitris Lois

(24 June 2013)

Director/PDMR Notification of Transactions

Nikolaos Mamoulis

(24 June 2013)

Director/PDMR Notification of Transactions

Spyros Mello

(24 June 2013)

Director/PDMR Notification of Transactions

Alexander Pollard

(24 June 2013)

Director/PDMR Notification of Transactions

Keith Sanders

(24 June 2013)

Director/PDMR Notification of Transactions

Gerhard Seidl

(24 June 2013)

Director/PDMR Notification of Transactions

Richard Smyth

(24 June 2013)

Director/PDMR Notification of Transactions

Garyfallia (Litsa) Spyriouni

(24 June 2013)

Director/PDMR Notification of Transactions

Stefanos Vafidis

(24 June 2013)

Director/PDMR Notification of Transactions

Joyce Vassiliou

(24 June 2013)

Director/PDMR Notification of Transactions

Rafal Wicinski

(24 June 2013)

Director/PDMR Notification of Transactions

Sotiris Yannopoulos

(24 June 2013)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2013	Coca-Cola HBC AG

	By:	/s/ MICHALIS IMELLOS
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ JAN GUSTAVSSON
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development

3

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director ZORAN BOGDANOVIC	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 28,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 123,501 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION IS MADE PURSUANT TO DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JOHN BRADY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 95,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 636,001 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION IS MADE PURSUANT TO DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director ALAIN BROUHARD	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 65,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 180,000 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director KLEON GIAVASSOGLOU	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 90,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 469,834 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JAN GUSTAVSSON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 95,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 633,500 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MICHALIS IMELLOS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 65,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 111,500 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director NAYA KALOGERAKI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 10,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 10,000 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director DIMITRIS LOIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 300,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 1,010,000 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director NIKOLAOS MAMOULIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 15,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 95,000 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director SPYROS MELLO	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 16,500 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 44,500 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director ALEXANDER POLLARD	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 9,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 9,000 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director KEITH SANDERS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 75,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 429,775 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director GERHARD SEIDL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 17,500 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 113,167 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director RICHARD SMYTH	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 95,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 643,001 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director GARYFALLIA (LITSA) SPYRIOUNI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 15,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 35,000 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director STEFANOS VAFIDIS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 30,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 177,400 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director JOYCE VASSILIOU	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 10,500 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 48,500 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director RAFAL WICINSKI	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 6,500 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 13,000 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer COCA-COLA HBC AG	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with section 793 of the Companies Act 2006, or (iii) in accordance with paragraph 26 of the Model Code

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director SOTIRIS YANNOPOULOS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 21/6/2013	18.	Period during which or date on which exercisable UNTIL 20/6/2023

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) 23,000 SHARES

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise CLOSING PRICE ON 21/6/2013: £15	22.	Total number of shares or debentures over which options held following notification 75,500 SHARES

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY TEL: +41 41 726 01 37

Name of authorised officer of issuer responsible for making notification

JAN GUSTAVSSON GENERAL COUNSEL & COMPANY SECRETARY

Date of notification	24 JUNE 2013